UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
STOCK DIVIDEND FUND, INC.

December 01, 2014

	The undersigned, being all of the members of the Board of Directors (the Board) of
Stock Dividend Fund, Inc., a Texas corporation (the
Corporation or the Fund), hereby
consent to, approve and adopt the following resolutions,
 which resolutions shall have the same
force and effect as if adopted at a formal meeting of the
 Board duly called and held for the
purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

      RESOLVED, that the Funds Mutual Fund Bond
 Insurance Policy with Great
American Insurance Company will be renewed and that it surpasses the requirements pursuant to Rule 17g-1 of the Investment Company Act of 1940.  The Bond will be
effective at 12:01 a.m. on December 26, 2014 to 12:01 a.m. on December 26, 2015. This
Bond continues coverage from expiration of the last
 Policy, which expires on December
26, 2014 and is from the same Insurer.


Distribution of all Net Income and Net Capital Gains for 2014

       RESOLVED FURTHER, that the Fund will
pay a distribution on or before
12/31/2014 representing all net income and net capital gains for 2014.

	IN WITNESS WHEREOF, the undersigned
have subscribed their names as of the date
set forth above, in attestation to the accuracy of the
 foregoing unanimous written consent and of
their approval of each action set forth above.
      ____________________________________
Laura S. Adams

____________________________________
Vicky L. Hubbard

      ____________________________________
Yolawnde F. Malone

      ____________________________________
Melissa D. Gordon, M.D.



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